

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 28, 2006

Via U.S. Mail and Fax (212) 822-5342

Mr. Armando Yanes
Chief Financial Officer
National Telephone Company of Venezuela
Edificio CANTV
Avenida Libertador
Caracas, Venezuela

> RE: **National Telephone Company of Venezuela (CANTV)**
> **Form 20-F for the year ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-14538**

Dear Mr. Yanes:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005

General

1.   It appears from the disclosure on page 40 of your Form 20-F that you provide international long-distance calling services to Cuba. Cuba is identified as a state sponsor of terrorism by the U.S. State Department, and is subject to U.S. asset controls and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts you may have with the government of Cuba or entities controlled by that government.

2.   Please discuss the materiality of the business activities or other contacts described in response to the foregoing comment, and whether, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities for the last three complete fiscal years and any fractional period thereafter. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

        We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

        Your qualitative materiality analysis also should address whether, and the extent to which, the government of Cuba, or entities controlled by that government, receive cash or act as intermediaries in connection with your operations.

3.   It appears from your website that you may provide your subscribers with telephone
        service to Iran, North Korea, Sudan and Syria, the other countries identified by the U.S.
        government as state sponsors of terrorism. Please describe for us the nature and extent of
        your contacts with these countries, if any. To the extent you have contacts with any of
        these countries, please provide the type of information and analysis regarding those
        contacts as we request in the foregoing comments regarding contacts with Cuba.

Financial Statements

Note 4 – Summary of Significant Accounting Principles and Policies, page F-7

Note 4(c) – Adjustment for inflation, page F-10

4.   We note that you considered Venezuela to be hyperinflationary until December 31, 2003.
        We also note on page F-11 that your cumulative inflation for the three years ended
        December 31, 2004 was 98.7%, which is approaching 100%. Please tell us how you
        determined that Venezuela was not hyperinflationary using the guidance in IAS 29.

Note 4(f) – Property, plant and equipment and depreciation, page F-11

5.   We note that you changed the depreciation periods of certain equipment in 2004. Please
        provide all disclosures required pursuant to paragraphs 39 and 40 of IAS 8, including the
        amount of the change or, if applicable, state that the amount of the effect in future periods
        is not disclosed because estimating it requires undue cost or effort.

Note 4(g) – Computer software and amortization, page F-12

6.   Please expand your accounting policy for the capitalization of software to disclose the
        criteria that must be met for each of the research and development phase. See paragraph
        57 of IAS 38 for guidance. Also, please disclose the amount of research and
        development expense for each of the periods presented, if material.

Note 4(k) – Accounts receivable and provision for uncollectible accounts, page F-13

7.   Refer to the discussion of your provision for uncollectible accounts on page 80. We note
        that the provision decreased in part due to changes in your fixed telephony uncollectibles
        policy, which was previously based on a percentage of gross revenues but is now based
        on a percentage and aging analysis of accounts receivable. Please expand the disclosure
        in Note 4(k) to describe this change in policy and tell us how you accounted for the
        change under Venezuelan GAAP, IFRS and US GAAP.

8.   Refer to your discussion of accounts receivable from Government entities on page 42. Please tell us how you accounted for adjustments for delays in payment from Government entities under Venezuelan GAAP, US GAAP and IFRS. Tell us the basis for recording the present value based on projected delays in payments, if applicable.

Note 4(n) – Revenue recognition, page F-14

9.   Refer to your discussion of Telecommunications Centers on page 31. We note that you account for commissions paid to Telecommunications Centers as cash incentives and record the commissions as a reduction in revenues. Please expand your accounting policy for revenue recognition to describe the accounting for commissions paid to Telecommunications Centers.

10.   Refer to page 67 of MD&A. We note that you derive revenues from wireline-related services such as interconnection facilities charges, data transmission services, late payment charges, reconnection fees and miscellaneous charges. Please expand your revenue recognition policy to clarify the accounting policy for each of these types of services.

11.   Please expand the second paragraph of Note 4(n) to clarify the methodology for recognizing revenue for the types of revenues listed, that is, submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, and monthly advanced charges for telecommunications services.

12.   We note that revenue related to handset sales is recognized when the equipment is delivered and accepted by distributors. Please clarify your revenue recognition policy to disclose whether title has passed to the distributor and what rights of return the distributor may have for excess inventories. Also, address your accounting policy for the recognition of loss on sale of handsets.

13.   Please expand the accounting policy for revenues from wireless line activation fees to clarify the methodology used to recognize the revenues periodically.

14.   Please expand the accounting policy for equipment and services sold in bundles packages to clarify the timing of revenue recognition for each of the separate elements, that is, services and equipment.

Note 5 – Concessions and regulation, page F-19

Mr. Armando Yanes
National Telephone Company of Venezuela
December 28, 2006
Page 5

15.   Please consider disclosing the amount of assets that may be subject to forfeiture as of the balance sheet date or tell us why you believe the possibility of such forfeiture is remote. See paragraph 86 of IAS 37 for guidance.

Note 6 – Transition to IFRS, page F-23

16.   We note that you previously reported total shareholders' equity under Venezuelan GAAP of Bs. 4,399,924 as of December 31, 2003 on page F-46 of your 2004 Form 20-F. Please tell us in detail how the amount disclosed on page F-24 of your 2005 Form 20-F of Bs. 3,691,680 as of January 1, 2004 differs from the previously disclosed amount as of December 31, 2003.

17.   Please revise the reconciliations on pages F-26 and F-28 to explain the nature of the amounts reclassified for comparison purposes. See paragraph 38 of IAS 1 for guidance.

Note 17 – Retirement benefits, page F-42

18.   Please expand the last paragraph of Note 17(b) to explain that the entire amount accrued for the Supreme Court ruling was included in pension obligations and clarify how this amount was determined. Also, tell us how you estimated the amount under US GAAP.

Note 22 – Commitments and Contingencies, page F-50

19.   Please expand the disclosure to describe the type of equipment and real property leased under operating leases. Also describe how your commitments for operating leases over the next 5 years are determined, since you state that you lease equipment and real property for periods of one year or less and you disclose commitments for periods through 2010.

Note 26 – Summary of Main Differences Between US GAAP and IFRS, page F-56

20.   We note differences in amounts reported under US GAAP in your 2004 Form 20-F for net income and total shareholders' equity as of December 31, 2004 (Bs. 326,570 and Bs. 4,661,711, respectively) as compared to similar amounts under US GAAP in your 2005 Form 20-F (Bs. 424,728 and Bs. 4,023,125, respectively). Please tell us the reason for the differences.

Note 26(a) – Pension plan, page F-56

21.   Please expand the disclosure of differences between IFRS and US GAAP for pension plans to address differences for amortization of the cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and the market-related value of plan assets. We note the disclosure at page F-16 that these gains and losses are amortized over 4 years for IFRS which is shorter than expected average remaining future service period generally used for US GAAP.

 Item 10. Additional Information, page119

22.   Refer to your disclosure of documents on display on page 130. Please note that the address of the SEC has changed to 100 F Street, N.E., Washington, D.C. 20549.

                                    *   *   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Frank Vivero, Esq.
        Milbank Tweed Hadley & McCloy
        1 Chase Manhattan Plaza
        New York, NY 10005